FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 25, 2003

Transcom WorldWide S.A.
(Translation of registrant's name into English)

75 Route de Longwy
L-8080 Bertrange
Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

Transcom WorldWide S.A.

INDEX TO EXHIBITS

Item

   1. Press release dated April 25, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transcom WorldWide S.A.

Date: April 30, 2003	By: /s/ Stephen Downing Name: Stephen Downing Title: Financial Director

Item 1

For immediate release 25 April 2003

FINANCIAL RESULTS FOR THE FIRST QUARTER 2003

Luxembourg, 25th April 2003 - Transcom WorldWide S.A. (‘Transcom’) (Stockholmsbörsen: TWWA, TWWB; Nasdaq: TRCMA, TRCMB), Europe’s largest CRM operator by geographical footprint, today announced its financial results for the first quarter ending 31st March 2003.

Q1 HIGHLIGHTS

  Acquisition of CIS debt collection services for MSEK 180
  Net sales up 11.5% to €64.8 million (€58.1 million)
  EBITDA up 14.9% to €7.7 million (€6.7 million)
  Pre-Tax Profit up 11.4% to €3.9 million (€3.5 million)
  Net result up 13.6% at €2.5 million (€2.2 million)
  Closing liquid funds of €15.4 million (€18.8 million) despite cash outlay of €7.8 million for acquisitions
CONSOLIDATED INCOME	2003	2002	2002
STATEMENT (M EUR)	Jan 1-March 31	Jan 1-March 31	Full Year

Net Sales	64.8	58.1	228.5

Earnings before depreciation and	7.7	6.7	19.0
amortization

Operating income	4.2	3.6	5.6

Net financial items	-0.3	-0.1	-0.6

Income after financial items and before	3.9	3.5	5.0
income tax and minority interest

Net result for the period	2.5	2.2	2.4

Earnings per share before dilution	0.04	0.03	0.04

Total weighted average outstanding	64,820,176	63,630,248	64,103,903
number of shares before dilution

Q1 2003 OPERATING REVIEW

Transcom, Europe’s largest CRM operation by geographical footprint, delivered a robust set of results in Q1 2003. Net sales for the period increased by 11.5% to €64.8 million (€58.1 million). There was a 16.7% increase in operating profit in Q1 2003 to €4.2 million (€3.6 million) with profit before tax up 11.4% to €3.9 million (€3.5 million) and a positive net income of €2.5 million (€2.2 million).

The most important development for Transcom in the first quarter was the acquisition of CIS’s debt collection services on 14 March 2003, the deal closed on April 1 2003. This acquisition significantly enhances Transcom’s outsourcing proposition.

Transcom is paying SEK 180 million for CIS’s (Credit International Services AB) debt collection business, of which 25% is to be paid in Transcom shares consisting of 2,270,647 A and 2,179,002 B shares and 75% in cash, which is to be paid in installments with the final payment to be made by 30th September 2003. Transcom will benefit from the integration of this higher margin business and the substantial opportunities to offer both existing and new clients a deeper and wider range of CRM services.

CIS’s debt collection business has operations in the Nordic region and Germany. CIS will share facilities at Transcom’s sites in all countries, providing scope for synergies to be achieved at these sites. Transcom sees this acquisition as an opportunity gradually to expand debt collection services, in a cost effective way, throughout Europe, using Transcom’s existing operations and sales force. The CIS debt collection business had sales of SEK 148 million in 2002 and is forecast to have an EBIT in the range of SEK 25 million to SEK 30 million in 2003. The debt collection business will be margin enhancing and earnings accretive from day one. Transcom will consolidate the debt collection business from 1 April 2003.

In a relatively tough economic climate, sales growth of 11.5% for Q1 2003 was achieved. This was due to the continuing strong performance from Gestel and the new contracts it secured in Spain with Cigna Life Assurance and Citibank Espana S.A., as well the new business contracts Transcom had secured elsewhere with Dun & Bradstreet, Olivetti Tecnost, Fortum, ONCF and others. The gross profit improved by 8.5% although it was marginally impacted by the costs associated with rolling out the new contracts, particularly those that Gestel signed.

Transcom is and will continue to benefit from the additional capacity and increased efficiency levels arising from the opening of the new call centres over the last two years. The impact of this efficiency drive is demonstrated by a reduction in overflow and sub-contract business to 3rd party suppliers, which was reduced from 8.4% of revenue for Q1 2002 to 7.6% for Q1 2003.

The acquisition of CIS’s debt collection business increases the number of Transcom employees to more than 7,800 in 33 centers servicing 17 countries. Transcom’s geographical expansion will continue, with particular focus on the establishment of several new operations in Europe during the course of 2003. Transcom continues to focus on cost control and will seek to establish those operations in the most cost-efficient locations.

TRANSCOM WORLDWIDE S.A.
75, route de Longwy
L-8080 Bertrange, Luxembourg
www.transcom-worldwide.com

The benefits of the change in the regional structure, as announced in the Q4 2002 results, are starting to materialize, as Transcom has improved its sales and marketing approach to prospective clients and how it manages its relationship with existing clients.

Transcom derives a significant proportion of its income from its principal client, Tele2, the leading pan-European telecommunications service provider. This relationship continues to enable Transcom to develop organically the largest call center network in Europe. The longer-term aim is to reduce the reliance on Tele2 business, which at the end of 2002 accounted for 75% of Transcom’s sales (82% at the end of 2001). In Q1 2003, revenue from external clients tripled from €4 million in Q1 2002, to €13 million. The continued growth of new business contracts will enable the percentage of Transcom’s business that comes from Tele2 to fall in the longer-term.

The economic climate adversely impacted the CRM industry in 2002, through slower than expected growth and delays in the outsourcing decision making process. During Q1 2003, Transcom has seen evidence that companies increasingly recognize how critical it is to start to implement cost saving programmes. Consequently, these companies are choosing to outsource their CRM operations. Transcom has a steadily improving prospect list and is well placed to benefit from this trend.

FINANCIAL REVIEW FOR FIRST QUARTER 2003

Sales increased by 11.5% to €64.8 million (€58.1 million). Earnings before interest, taxes, depreciation and amortization (EBITDA) rose by 14.9% to €7.7 million (€6.7 million).

Operating income for Q1 2003 was €4.2 million (€3.6 million). Transcom reported a pre-tax profit of €3.9 million (€3.5 million), with a €2.5 million profit after tax, compared to €2.2 million for Q1 2002. Transcom reported earnings per share (before dilution) of €0.04 for Q1 2003 (€0.03).

Cash flow from operations for Q1 2003 was €6.0 million (€5.8 million). Capital expenditure fell substantially to €0.2 million (€1.0 million) as no new call centers were opened in Q1 2003. The working capital movement was €-6.0 million (€-3.6 million) which was the result of strong growth in the Southern European region.

Transcom spent €7.8 million on business purchases in Q1 2003, nearly all of which was a payment associated with the acquisition of the CIS debt collection business. While there has been a cash impact from this acquisition in Q1 2003, there has been no impact on the Income Statement and Balance Sheet, as the acquisition was not consolidated until April 1 2003.

Transcom had liquid funds of €15.4 million (€18.8 million) at 31 March 2003, after taking account of the proportion of the money paid for the CIS deal and the final payment for the Gestel acquisition. Long term debt of €15.6 million remained at the same level as at 31 December 2002. The equity to assets ratio at 31 March 2003 was 57.5% (57.6%).

TRANSCOM WORLDWIDE S.A.
75, route de Longwy
L-8080 Bertrange, Luxembourg
www.transcom-worldwide.com

OTHER INFORMATION

Transcom’s financial results for the second quarter of 2003 will be announced on 7 August 2003.

This report has not been subject to review by the Company`s auditors.

Keith Russell, President and CEO Luxembourg, 25 April 2003.

For further information please contact:

Keith Russell, President and CEO	+352 27 755 000
Dwayne Taylor, Investor & Press enquiries	+44 20 7321 5010

Transcom WorldWide is a rapidly expanding Customer Relationship Management (CRM) solution provider, with 33 centers employing more than 7,800 people, delivering services to 17 countries – Luxembourg, Sweden, France, Denmark, Germany, Finland, Italy, Switzerland, Norway, the Netherlands, Spain, Austria, Morocco, Estonia, Latvia, Lithuania and the UK.

The company provides CRM solutions for companies in a wide range of industry sectors, including telecommunications and e-commerce, travel & tourism, retail, financial services and utilities. Transcom offers clients a broad array of relationship management services, including inbound and outbound call handling, Interactive Voice Response, Internet Services, e-mail processing and fax broadcast. Client programs are tailor-made and range from single applications to complex programs, which are offered on a country-specific or international basis in up to 38 languages.

Transcom WorldWide S.A.’A’ and ‘B’ shares are listed on the NASDAQ National Market under the symbols TRCMA and TRCMB and on the Stockholmsbörsen O-List under the symbols TWWA and TWWB.

TRANSCOM WORLDWIDE S.A.
75, route de Longwy
L-8080 Bertrange, Luxembourg
www.transcom-worldwide.com

CONSOLIDATED INCOME STATEMENT	2003	2002	2002 Full Year
(M EUR)	Jan 1-March 31	Jan 1-March 31

Net Sales	64.8	58.1	228.5

Cost of sales	-49.5	-44.0	-177.8

Gross Profit	15.3	14.1	50.7

Selling, general and admin expenses	-10.2	-9.7	-41.6

Goodwill amortisation	-0.9	-0.8	-3.5

Operating income	4.2	3.6	5.6

Net financial items	-0.3	-0.1	-0.6

Profit before tax	3.9	3.5	5.0

Minority share in earnings	-0.1	-0.2	-0.5

Taxes	-1.3	-1.1	-2.1

Net result for the period	2.5	2.2	2.4

Earnings per share before dilution	0.04	0.03	0.04

Earnings per share after dilution	0.03	0.03	0.03

Total weighted average outstanding number of shares	64,820,716	63,630,248	64,103,903
before dilution

Total weighted average outstanding number of shares	71,935,136	70,724,087	71,935,136
after dilution

TRANSCOM WORLDWIDE S.A.
75, route de Longwy
L-8080 Bertrange, Luxembourg
www.transcom-worldwide.com

CONSOLIDATED BALANCE SHEET	2003	2002	31-Dec 2002
(M EUR)	Jan 1-March 31	Jan 1-March 31

Fixed Assets

Goodwill	45.6	42.6	46.5

Other Fixed Assets	23.2	24.7	25.6

Purchase of Business	7.8	0.0	0.0

	76.6	67.3	72.1

Current Assets

Short-term receivables	47.4	47.0	41.7

Cash and bank	15.4	18.8	23.2

	62.8	65.8	64.9

Total Assets	139.4	133.1	137.0

Shareholders equity	80.1	76.7	77.9

Minority interest in equity	1.4	0.6	1.3

Long-term liabilities

Convertible Loan	15.6	15.6	15.6

Interest bearing liabilities	0.9	0.8	0.7

	16.4	16.3	16.2

Short-term liabilities

Non-interest bearing liabilities	41.5	39.5	41.6

Total shareholders equity and liabilities	139.4	133.1	137.0

TRANSCOM WORLDWIDE S.A.
75, route de Longwy
L-8080 Bertrange, Luxembourg
www.transcom-worldwide.com

CONSOLIDATED STATEMENT OF CASH FLOWS	2003	2002	Full Year 2002
(M EUR)	Jan 1-March 31	Jan 1-March 31

Cash flow from:

Operations	6.0	5.8	15.4

Capital Expenditure	-0.2	-1.0	-8.4

Purchase of business	-7.8	0.0	-7.1

Changes in Working Capital	-6.0	-3.6	4.3

Financing activities	0.2	0.0	1.4

Cash flow for the period	-7.8	1.2	5.6

Opening liquid funds	23.2	17.6	17.6

Closing liquid funds	15.4	18.8	23.2

SHAREHOLDERS EQUITY	2003	Full Year 2002
(M EUR)	Jan 1-March 31

Opening balance	77.9	74.3

Issuance of stock	0.0	1.3

Translation differences	-0.3	-0.1

Net income for the period	2.5	2.4

Closing balance	80.1	77.9

The income statement and balance sheet are produced in accordance with International Accounting Standards. Transcom uses Euro as its reporting currency

TRANSCOM WORLDWIDE S.A.
75, route de Longwy
L-8080 Bertrange, Luxembourg
www.transcom-worldwide.com